                       Securities and Exchange Commission
                             Washington, D.C. 20549
                       ----------------------------------

                                    Form 11-K

   [x] Annual Report Pursuant to Section 15 (d) of the Securities Exchange Act
                                     of 1934
                   For the fiscal year ended December 31, 2003

                                       OR

   [ ] Transition Report Pursuant to Section 15 (d) of the Securities Exchange
                                   Act of 1934

                          Commission file number 1-6003

               Federal Signal Corporation 401(K) Retirement Plan
               --------------------------------------------------
               (Full title of the plan and address of the plan if
                 different from that of the issuer named below)

                           Federal Signal Corporation
                       1415 West 22nd Street, Suite 1100
                           Oak Brook, Illinois 60523
                       ---------------------------------
             (Name of issuer of the securities held pursuant to the
            plan and the address of its principal executive office)

                           FEDERAL SIGNAL CORPORATION
                             401(K) RETIREMENT PLAN

                               INDEX TO FORM 11-K

                                                                            Page
FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE AS OF AND FOR
THE YEAR ENDED DECEMBER 31, 2003

Independent Auditor's Report                                                  3

Statement of Net Assets Available for Benefits as of December 31, 2003        4

Statement of Changes in Net Assets Available for Benefits for the Year
Ended December 31, 2003                                                       5

Notes to Financial Statements                                                 6

Supplemental Schedule:

         Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
         as of December 31, 2003                                             11

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE AS OF DECEMBER 31, 2002
AND 2001 AND DECEMBER 30, 2001 AND FOR THE YEAR ENDED DECEMBER 31, 2002,
THE ONE DAY ENDED DECEMBER 31, 2001 AND THE YEAR ENDED DECEMBER 30, 2001

Independent Auditor's Report                                                 13

Statement of Net Assets Available for Benefits as of December 31, 2002 and
2001 and December 30, 2001                                                   14

Statement of Changes in Net Assets Available for Benefits for the Year
Ended December 31, 2002, One Day Ended December 31, 2001, and Year Ended
December 30, 2001                                                            15

Notes to Financial Statements                                                16

Supplemental Schedule:

     Schedule H, Line 4i - Schedule of Assets Held for Investment Purposes
     as of December 31, 2002                                                 21

SIGNATURES                                                                   22

EXHIBIT INDEX                                                                23

                           FEDERAL SIGNAL CORPORATION
                             401(K) RETIREMENT PLAN

                            FINANCIAL STATEMENTS AND
                             SUPPLEMENTAL SCHEDULE
                                 AS OF AND FOR
                        THE YEAR ENDED DECEMBER 31, 2003

                          INDEPENDENT AUDITOR'S REPORT

To the Administrative Committee

FEDERAL SIGNAL CORPORATION 401(K) RETIREMENT PLAN

We have audited the accompanying statement of net assets available for benefits of the Federal Signal Corporation 401(k) Retirement Plan (the "Plan") as of December 31, 2003, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2003, and the changes in its net assets available for benefits for the year then ended in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedule is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ MAYER HOFFMAN McCANN P.C.

Chicago, Illinois
June 4, 2004

                FEDERAL SIGNAL CORPORATION 401(K) RETIREMENT PLAN

                 STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS

                                December 31, 2003

ASSETS
   Investments, at fair value:
     Vanguard Wellington Fund                                       $ 17,987,510
     Vanguard Explorer Fund                                           11,441,509
     Vanguard 500 Index Fund                                          38,330,719
     Vanguard PRIMECAP Fund                                           38,107,437
     Vanguard Retirement Savings Trust                                49,952,265
     Federal Signal Corporation common stock                          30,874,864
     Vanguard International Growth Fund                                1,680,037
     Vanguard Total Bond Market Index Fund                             4,220,422
                                                                    ------------
                                                                     192,594,763

   Participants' loans receivable                                      4,808,339
                                                                    ------------

                                                                     197,403,102
                                                                    ------------
   Receivables:
        Employer contributions                                         4,072,580
        Participants' contributions                                      845,914
                                                                    ------------

                                                                       4,918,494
                                                                    ------------

          NET ASSETS AVAILABLE FOR BENEFITS                         $202,321,596
                                                                    ============

                        See Notes to Financial Statements

                FEDERAL SIGNAL CORPORATION 401(K) RETIREMENT PLAN

            STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

                          Year Ended December 31, 2003

ADDITIONS
   Additions to net assets attributed to:
     Net appreciation in fair value of investments                  $ 23,166,798
     Transfer of assets from plan mergers                              3,631,651
     Interest and dividends                                            5,120,157
                                                                    ------------
                                                                      31,918,606
                                                                    ------------
   Contributions:
     Employer                                                          5,144,079
     Participants                                                     11,733,827
                                                                    ------------
                                                                      16,877,906
                                                                    ------------
        TOTAL ADDITIONS                                               48,796,512
                                                                    ------------
DEDUCTIONS
   Deductions from net assets attributed to:
     Benefits paid to participants                                   (20,234,308)
     Administrative expenses                                             (16,788)
                                                                    ------------
        TOTAL DEDUCTIONS                                             (20,251,096)
                                                                    ------------
        NET INCREASE                                                  28,545,416

        NET ASSETS AVAILABLE FOR
          BENEFITS - BEGINNING OF YEAR                               173,776,180
                                                                    ------------
        NET ASSETS AVAILABLE FOR
          BENEFITS - END OF YEAR                                    $202,321,596
                                                                    ============

                        See Notes to Financial Statements

                FEDERAL SIGNAL CORPORATION 401(K) RETIREMENT PLAN

                          NOTES TO FINANCIAL STATEMENTS

(1)   DESCRIPTION OF PLAN

      The following description of the Federal Signal Corporation 401(k) Retirement Plan (the "Plan") provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

      GENERAL - The Plan is a defined contribution plan covering a majority of the employees of Federal Signal Corporation (the "Company"). Employees are eligible on the first day of the calendar quarter after completing three months of service. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). On January 1, 2002, the Plan sponsor adopted the Vanguard Qualified Retirement Plan and Trust Defined Contribution Basic Plan Document 01 (the "Prototype Plan"). The Plan is sponsored by the Company.

      CONTRIBUTIONS - Participants at most divisions can contribute up to 40% of pretax annual compensation, as defined in the Plan, and after-tax contributions of up to 6%. Participants may also transfer amounts representing distributions from other qualified defined benefit or contribution plans. Company contributions are based on a percentage of employee contributions or as a discretionary amount based on eligible employee compensation and/or hours/months worked. Effective April 1, 2003, the Company suspended its contributions for the ClappDico division employees.

      The Plan provides for an employee stock ownership feature wherein all employer contributions are invested in Company stock. However, the participants are allowed to transfer their funds out of Company stock at any time. The Plan also provides for the participants to have the option of receiving Company stock dividends in cash instead of having the dividends automatically reinvested in the Plan.

      PARTICIPANT ACCOUNTS - Each participant's account is credited with the participant's contribution and allocations of (a) the Company's contribution and (b) Plan earnings and is charged with an allocation of investment management fees and, for terminated employees, administrative expenses. Allocations are based on participant earnings or account balances, as defined. Forfeited balances of terminated participants' nonvested accounts are used to reduce future Company contributions depending on the division. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

      VESTING - Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company's matching and discretionary pension contribution portion of their accounts plus actual earnings thereon is based on years of continuous service. A participant is 100% vested after three years of credited service, except for the participants from the Emergency One and Victor Products divisions, who are immediately vested in the Company's discretionary pension contribution. Participants are immediately vested in the dividends from Company stock that were paid to the Plan and reinvested in Company stock at the participant's election.

                FEDERAL SIGNAL CORPORATION 401(K) RETIREMENT PLAN

                          NOTES TO FINANCIAL STATEMENTS

(1)   DESCRIPTION OF PLAN (CONTINUED)

      INVESTMENT OPTIONS - Upon enrollment in the Plan, a participant may direct employee contributions in 5% increments in a variety of investment choices at Vanguard Fiduciary Trust Company ("Vanguard") including the Company's common stock. Participants may change their investment by calling Vanguard. All Company contributions are invested in Company stock. The participants have the option of transferring balances from Company stock to other investment choices without restriction.

      PARTICIPANT LOANS - Participants may borrow from their own contributions a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their account balance (excluding employer contributions). Loan transactions are treated as a transfer to (from) the investment fund from
      (to) the participant loan fund. Loans are required to be repaid within five years, with the exception that a loan which is used to acquire a principal residence may be repaid within ten years. The loans are secured by the balance in the participant's account and bear interest at a rate of prime plus one percent. Principal and interest are paid ratably through payroll deductions.

      PAYMENT OF BENEFITS - Participants are eligible to receive the vested portion of their plan account upon retirement, termination of employment, or total and permanent disability. Payment will generally be made in a lump sum.

      FORFEITED ACCOUNTS - As of December 31, 2003, forfeited nonvested accounts totaled $51,201. These accounts are used to reduce future employer contributions. Also, during the year ended December 31, 2003, employer contributions were reduced by $34,601 from forfeited nonvested accounts.

(2)   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

      BASIS OF ACCOUNTING - The financial statements of the Plan are prepared under the accrual method of accounting.

      ESTIMATES - The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires the plan administrator to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates.

      INVESTMENT VALUATION AND INCOME RECOGNITION - Shares of mutual funds are valued at quoted market prices which represent the net asset value of shares held by the Plan at year end. Values for the Company's common stock are based on the December 31, 2003, closing price.

      ACCOUNTING METHOD - Security transactions are accounted for on the date securities are purchased or sold (trade date). Dividend income is recorded on the ex-dividend date. Interest income is recognized when earned. Net realized and unrealized appreciation is recorded in the accompanying financial statements as net realized and unrealized gains (losses) in fair value of investments. Contributions are recognized based on payroll dates and accrued if applicable.

                FEDERAL SIGNAL CORPORATION 401(K) RETIREMENT PLAN

                          NOTES TO FINANCIAL STATEMENTS

(2)   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

      PAYMENT OF BENEFITS - Benefits are recorded when paid.

      FEES - Investment advisory fees for portfolio management of Vanguard funds are paid directly from fund earnings. Purchase fees, if applicable, are paid by the participants investing in those funds which are subject to such fees.

(3)   RELATED PARTY TRANSACTIONS

      Substantially all assets of the Plan are held in trust by Vanguard, trustee for the Plan. Administrative and trustee fees in the amount of $144,359 were paid during the year ended December 31, 2003, by the Company.

      The Plan has no reportable transactions with nonexempt parties-in-interest as defined by the Department of Labor for the year ended December 31, 2003.

(4)   PLAN MERGERS

      Allied Tool Products, Inc. is a wholly owned subsidiary of the Company and the sponsor of the Allied Tool Products, Inc. Profit Sharing & 401(k)
      Plan (the "Allied Plan"). On August 1, 2003, the Allied Plan was merged into the Plan. On August 28, 2003, the assets of the Allied Plan were transferred into the Plan's trust. On the date of the transfer, the net assets of the Allied Plan were valued at $536,391.

      PCS Company is a wholly owned subsidiary of the Company and the sponsor of the PCS Company 401(k) Plan (the "PCS Plan"). On August 1, 2003, the PCS Plan was merged into the Plan. On August 27, 2003, the assets of the PCS Plan were transferred into the Plan's trust. On the date of the transfer, the net assets of the PCS Plan were valued at $1,320,637.

      Leach Company is a wholly owned subsidiary of the Company and the sponsor of the Leach Company 401(k) Plan (the "Leach Plan"). On August 1, 2003, the Leach Plan was merged into the Plan. On August 15, 2003, the assets of the Leach Plan were transferred into the Plan's trust. On the date of the transfer, the net assets of the Leach Plan were valued at $1,774,623.

(5)   TAX STATUS

      The Internal Revenue Service ("IRS") issued a favorable opinion letter dated August 22, 2001, for the Prototype Plan, which was adopted by the Plan sponsor on January 1, 2002. The IRS letter states that the Prototype Plan is acceptable under the applicable sections of the Internal Revenue Code ("IRC"). The IRS issued favorable determination letters dated July 31, 1996 and April 1, 2003, which state that the Plan and related trust are designed in accordance with applicable sections of the IRC.

                FEDERAL SIGNAL CORPORATION 401(K) RETIREMENT PLAN

                          NOTES TO FINANCIAL STATEMENTS

(6)   PLAN TERMINATION

      Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants would become 100% vested in their accounts.

                              SUPPLEMENTAL SCHEDULE

               FEDERAL SIGNAL CORPORATION 401(K) RETIREMENT PLAN

         SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)

                               December 31, 2003

EIN: 36-1063330
Plan Number: 003

 (a)                      (b)                                    (c)                          (d)            (e)
                                                            Description
                                                           of investments
                                                         including maturity
                                                       date, rate of interest,
             Identity of issue, borrower,                 collateral, par or                               Current
               lessor, or similar party                     maturity value                   Cost           value
-----  ---------------------------------------  -----------------------------------     --------------  ------------
  *    Vanguard Wellington Fund                 Registered Investment Company           $   16,889,400  $ 17,987,510

  *    Vanguard Explorer Fund                   Registered Investment Company               10,218,647    11,441,509

  *    Vanguard 500 Index Fund                  Registered Investment Company               32,404,756    38,330,719

  *    Vanguard PRIMECAP Fund                   Registered Investment Company               32,982,310    38,107,437

  *    Vanguard Retirement Savings Trust        Common/Collective Trust                     49,952,265    49,952,265

  *    Federal Signal Corporation common stock  Common Stock                                32,355,555    30,874,864

  *    Vanguard International Growth Fund       Registered Investment Company                1,673,404     1,680,037

  *    Vanguard Total Bond Market Index Fund    Registered Investment Company                4,182,936     4,220,422

  *    Participants' loans receivable           Interest at Rates from 5.25% to 10.5%                -     4,808,339
                                                                                        --------------  ------------
                                                                                        $  180,659,273  $197,403,102
                                                                                        ==============  ============

* Party-in-interest as defined by ERISA

                           FEDERAL SIGNAL CORPORATION
                             401(K) RETIREMENT PLAN

                            FINANCIAL STATEMENTS AND
                             SUPPLEMENTAL SCHEDULE
                                     AS OF
                           DECEMBER 31, 2002 AND 2001
                             AND DECEMBER 30, 2001
                                    AND FOR
                       THE YEAR ENDED DECEMBER 31, 2002,
                      THE ONE DAY ENDED DECEMBER 31, 2001
                      AND THE YEAR ENDED DECEMBER 30, 2001

                          INDEPENDENT AUDITOR'S REPORT


Plan Administrator
Federal Signal Corporation
401(k) Retirement Plan


We have audited the accompanying statement of net assets available for benefits of Federal Signal Corporation 401(k) Retirement Plan as of December 31, 2002 and 2001, and December 30, 2001, and the related statement of changes in net assets available for the benefits for the year ended December 31, 2002, the one day ended December 31, 2001, and the year ended December 30, 2001. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2002 and 2001, and December 30, 2001, and the changes in net assets available for benefits for the year ended December 31, 2002, the one day ended December 31, 2001, and the year ended December 30, 2001, in conformity with U.S. generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedule of assets held for investment purposes at year end is presented for the purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/PHILIP ROOTBERG & COMPANY, LLP

Chicago, Illinois
June 6, 2003

FEDERAL SIGNAL CORPORATION
401(K) RETIREMENT PLAN
STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS

---------------------------------------------------------------------------------------------------------

                                                                 DECEMBER 31,                DECEMBER 30,
                                                    --------------------------------        -------------
                                                         2002                 2001              2001
---------------------------------------------------------------------------------------------------------




ASSETS

   Contributions receivable from:
     Federal Signal Corporation                     $  4,471,714        $  4,227,198        $  4,227,198
     Participants                                        803,498             810,813             810,813
   Dividends and interest receivable                          --                  --             497,036
   Investments at fair value:
     Vanguard Wellington Fund                         14,483,522          14,791,764          14,840,620
     Vanguard Explorer Fund                            7,229,626           8,805,379           8,888,227
     Vanguard Index 500 Portfolio                     31,163,151          40,100,536          40,509,419
     Vanguard Primecap Fund                           28,008,881          37,497,010          37,872,908
     Vanguard Retirement Savings Trust                49,537,397          44,955,583          44,742,395
     Federal Signal Corporation Common stock          28,672,576          32,432,843          33,127,416
     Vanguard International Growth Fund                  921,972           1,046,317           1,040,741
     Vanguard Total Bond Market Index Fund             3,687,088           1,760,428           1,746,012
   Participant Loan Fund                               4,796,755           4,997,564           4,973,494
                                                    ------------        ------------        ------------

NET ASSETS AVAILABLE FOR BENEFITS                   $173,776,180        $191,425,435        $193,276,279
                                                    ============        ============        ============

See accompanying notes to financial statements

FEDERAL SIGNAL CORPORATION
401(K) RETIREMENT PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

----------------------------------------------------------------------------------------------------------------

                                                      YEAR ENDED           ONE DAY ENDED         YEAR ENDED
                                                     DECEMBER 31,           DECEMBER 31,         DECEMBER 30,
                                                        2002                   2001                  2001
----------------------------------------------------------------------------------------------------------------



ADDITIONS

   Contributions from employer                       $   5,631,913         $          --         $   5,484,759
   Contributions from participants                      11,809,228                    --            12,022,512
   Transfer of assets from plan mergers                         --                    --               446,006
   Interest and dividends                                4,932,726                 6,852             6,184,099
   Net realized and unrealized gains (losses)
      in fair value of investments:
       Mutual funds                                    (23,083,082)           (1,201,292)          (12,033,025)
       Common stock                                     (3,685,323)             (654,690)            4,854,474
                                                     -------------         -------------         -------------

                                                        (4,394,538)           (1,849,130)           16,958,825
                                                     -------------         -------------         -------------

DEDUCTIONS

   Withdrawals by participants                         (13,235,795)               (1,714)          (11,166,019)
   Other                                                   (18,922)                   --               (20,990)
                                                     -------------         -------------         -------------

                                                       (13,254,717)               (1,714)          (11,187,009)
                                                     -------------         -------------         -------------

NET ADDITIONS (DEDUCTIONS)                             (17,649,255)           (1,850,844)            5,771,816

NET ASSETS AVAILABLE FOR BENEFITS -
   BEGINNING OF PERIOD                                 191,425,435           193,276,279           187,504,463
                                                     -------------         -------------         -------------

NET ASSETS AVAILABLE FOR BENEFITS -
   END OF PERIOD                                     $ 173,776,180         $ 191,425,435         $ 193,276,279
                                                     =============         =============         =============



See accompanying notes to financial statements

FEDERAL SIGNAL CORPORATION
401(K) RETIREMENT PLAN
NOTES TO FINANCIAL STATEMENTS

--------------------------------------------------------------------------------

DECEMBER 31, 2002 AND 2001, AND DECEMBER 30, 2001
--------------------------------------------------------------------------------


1 -   SIGNIFICANT ACCOUNTING POLICIES

      Basis of Accounting - The accompanying financial statements are prepared on the accrual basis of accounting.

      Estimates - The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires the plan administrator to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates.

      Valuation of Investments - Shares of registered investment companies are valued at quoted market prices which represent the net asset value of shares held by the Federal Signal Corporation 401(k) Retirement Plan ("Plan"). Values for Federal Signal Corporation ("Company") common stock are based on the December 31, 2002 and 2001,and December 30, 2001, closing prices.

      Accounting Method - Security transactions are accounted for on the date securities are purchased or sold (trade date). Dividend income is recorded on the ex-dividend date. Interest income is recognized when earned. Net realized and unrealized appreciation is recorded in the accompanying financial statements as net realized and unrealized gains (losses) in fair value of investments. Contributions are recognized based on payroll dates and accrued if applicable.

      Fees - Investment advisory fees for portfolio management of Vanguard Funds are paid directly from fund earnings and will not reduce assets of the Plan. Purchase fees, if applicable, are paid by the participants investing in those funds which are subject to such fees.


2  -  DESCRIPTION OF PLAN

      The following description of the Plan provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

      General - The Plan is a defined contribution plan covering a majority of the Company's employees who have three months of service. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). On April 1, 1994, the Plan sponsor adopted the Vanguard Prototype 401(k) Savings Plan. On January 1, 2002, the Plan sponsor restated the Plan by adopting the Vanguard Qualified Retirement Plan and Trust Defined Contribution Basic Plan Document 01. The Plan is sponsored by the Company.

      Contributions - In 2001, participants at most divisions were able to contribute up to 15% of pretax annual compensation, as defined in the Plan, and after-tax contributions of up to 6% of compensation, limited to a maximum employer and employee contribution of 23% as defined in the Plan. Commencing January 1, 2002, participants at most divisions can contribute up to 40% of pretax annual compensation, as defined in the Plan, and after tax contributions of up to 6%. Participants may also transfer amounts representing distributions from other qualified defined benefit or contribution plans. Company contributions are based on a percentage of employee contributions or as a discretionary amount based on eligible employee compensation and/or hours/months worked.

FEDERAL SIGNAL CORPORATION
401(K) RETIREMENT PLAN
NOTES TO FINANCIAL STATEMENTS

--------------------------------------------------------------------------------

DECEMBER 31, 2002 AND 2001, AND DECEMBER 30, 2001
--------------------------------------------------------------------------------


      Effective June 1, 2002, the Plan was amended to add an employee stock ownership feature wherein all employer contributions are invested in Company stock. However, the participants are allowed to transfer their funds out of Company stock at any time. The amendment also provides for the participants to have the option of receiving Company stock dividends in cash instead of having the dividends automatically reinvested in the Plan.

      Participant Accounts - Each participant's account is credited with the participant's contribution and allocations of (a) the Company's contribution and (b) plan earnings and is charged with an allocation of investment management fees and, for terminated employees, administrative expenses. Allocations are based on participant earnings or account balances, as defined. Forfeited balances of terminated participants' nonvested accounts are used to reduce future Company contributions depending on the division. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

      Vesting - Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company's matching and discretionary contribution portion of their accounts plus actual earnings thereon is based on years of continuous service. A participant is 100% vested after three years of credited service, except for the participants from the Emergency One division, who are immediately vested in the Company's discretionary contribution. Commencing July 1, 2002, participants are immediately vested in the dividends from Company stock that were paid to the Plan and reinvested in Company stock at the participant's election.

      Investment Options - Upon enrollment in the Plan, a participant may direct employee contributions in 5% increments in a variety of investment choices at Vanguard Fiduciary Trust Company ("Vanguard") including the Company's common stock. Participants may change their investment by calling Vanguard. Commencing July 1, 2002, all Company contributions are invested in Company stock. The participants have the option of transferring balances from Company stock to other investment choices without restriction.

      Participant Notes Receivable - Participants may borrow from their own contributions a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their account balance. Loan transactions are treated as a transfer to (from) the investment fund from (to) the participant loan fund. Loans are required to be repaid within five years, with the exception that a loan which is used to acquire a principal residence may be repaid within ten years. The loans are secured by the balance in the participant's account and bear interest at a rate of prime plus one percent. Principal and interest are paid ratably through payroll deductions.

      Payment of Benefits - Participants are eligible to receive the vested portion of their plan account upon retirement, termination of employment, or total and permanent disability. Payment will generally be made in a lump sum.

      Forfeited Accounts - As of December 31, 2002 and 2001, and December 30, 2001, forfeited nonvested accounts totaled $39,308, $42,889 and $43,322, respectively. These accounts are used to reduce future employer contributions. Also, during the years ended December 31, 2002 and December 30, 2001, employer contributions were reduced by $42,889 and $38,062, respectively, from forfeited nonvested accounts.

FEDERAL SIGNAL CORPORATION
401(K) RETIREMENT PLAN
NOTES TO FINANCIAL STATEMENTS

--------------------------------------------------------------------------------

DECEMBER 31, 2002 AND 2001, AND DECEMBER 30, 2001
--------------------------------------------------------------------------------


3 -   NON-PARTICIPANT-DIRECTED INVESTMENTS

      In accordance with the adoption of Statement of Position 99-3, "Accounting for and Reporting of Certain Defined Contribution Plan Investments and Other Disclosure Matters," the following information about net assets and the significant components of changes in net assets available for benefits relating to non-participant-directed investments is being disclosed:

                                               December 31,                  December 30,
                                       ------------------------------        ------------
                                           2002              2001                 2001
                                       -----------        -----------        ------------
Net Assets:
   Contribution receivable from
     Federal Signal Corporation        $        --        $ 1,917,434        $ 1,917,434
   Dividend receivable                          --                 --             82,126
   Federal Signal Corporation
     common stock                               --          9,943,315         10,062,109
                                       -----------        -----------        -----------

                                       $        --        $11,860,749        $12,061,669
                                       ===========        ===========        ===========

                                                           One Day
                                       Year Ended           Ended             Year Ended
                                       December 31,       December 31,       December 30,
                                       ------------       ------------       ------------
                                           2002               2001                2001
                                       ---------------------------------------------------
Changes in Net Assets:
   Contributions from employer         $    213,192       $         --       $  2,637,013
   Interest and dividends                    89,178                 --            244,012
   Net realized and unrealized
      gains (losses)                        510,981           (200,920)         1,422,373
   Withdrawals by participants             (877,033)                --         (1,022,056)
   Reclassified to participant-
     directed investments               (11,797,067)                --         (1,381,451)
                                       ------------       ------------       ------------

Net Additions (Deductions)             $(11,860,749)      $   (200,920)      $  1,899,891
                                       ============       ============       ============


4 -   RELATED PARTY TRANSACTIONS

      Substantially all assets of the Plan are held in trust by Vanguard, trustee for the Plan. Administrative and trustee fees in the amount of $167,743 and $103,810, respectively, were paid during the years ended December 31, 2002 and December 30, 2001, by the Company.

      The Plan has no reportable transactions with nonexempt parties-in-interest as defined by the Department of Labor for the year ended December 31, 2002, the one day ended December 31, 2001, and the year ended December 30, 2001.

FEDERAL SIGNAL CORPORATION
401(K) RETIREMENT PLAN
NOTES TO FINANCIAL STATEMENTS

--------------------------------------------------------------------------------

DECEMBER 31, 2002 AND 2001, AND DECEMBER 30, 2001
--------------------------------------------------------------------------------


5 -   PLAN MERGER

      The Company purchased Dico Corporation in 1994 and, as a result of the acquisition, the Dico Corporation 401(k) Plan ("Dico Plan") was effectively merged into the Plan on December 31, 1994. The Dico Plan assets consisted of insurance contracts that expired in 2001 and participant loans. Nationwide Insurance Company administered the insurance contracts, participant loans and participant accounts through October 16, 2001, at which time the assets were transferred to the Plan's trust. On the date of the transfer, the net assets of the Dico Plan were valued at $446,006.


6 -   INCOME TAX STATUS

      The Internal Revenue Service ("IRS") issued a favorable opinion letter dated September 7, 1994, for the Vanguard Prototype 401(k) Savings Plan, which was adopted by the Plan sponsor on April 1, 1994. The IRS issued a favorable opinion letter dated August 22, 2001, for the Vanguard Qualified Retirement Plan and Trust Defined Contribution Basic Plan Document 01, which was adopted by the Plan sponsor on January 1, 2002. The IRS letters state that the prototype plans are acceptable under the applicable sections of the Internal Revenue Code ("IRC"). The IRS issued favorable determination letters dated July 31, 1996, and April 1, 2003, which state that the Plan and related trust are designed in accordance with applicable sections of the IRC.


7 -   PLAN TERMINATION

      The Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts. The Company has not expressed any intent to terminate the Plan. However, effective April 1, 2003, the Company has discontinued the Company contributions for the ClappDico division employees.

                              SUPPLEMENTAL SCHEDULE

FEDERAL SIGNAL CORPORATION 401(K) RETIREMENT PLAN
SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS HELD
FOR INVESTMENT PURPOSES

--------------------------------------------------------------------------------

DECEMBER 31, 2002
--------------------------------------------------------------------------------



                                 EIN: 36-1063330

                                     PN: 003


                                                          (c)                                              (e)
              (b)                                    DESCRIPTION OF                     (d)              CURRENT
 (a)   IDENTITY OF ISSUE                                INVESTMENT                      COST              VALUE
----   -----------------                       -----------------------------        -----------        -----------
*      Vanguard Wellington Fund                Registered Investment Company        $16,082,240        $14,483,522

*      Vanguard Explorer Fund                  Registered Investment Company          9,434,994          7,229,626

*      Vanguard Index 500 Portfolio            Registered Investment Company         33,180,526         31,163,151

*      Vanguard Primecap Fund                  Registered Investment Company         33,562,089         28,008,881

*      Vanguard Retirement
       Savings Trust                           Common/Collective Trust               49,537,397         49,537,397

*      Federal Signal Corporation
       Common Stock                            Common Stock                          29,516,008         28,672,576

*      Vanguard International
       Growth Fund                             Registered Investment Company          1,358,528            921,972

*      Vanguard Total Bond
       Market Index Fund                       Registered Investment Company          3,597,555          3,687,088

*      Participant Loan Fund                   Interest at Rates from
                                               5.25% to 10.5%                                --          4,796,755



* A party-in-interest as defined by ERISA.

                                   SIGNATURES

      Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrative Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

June 28, 2004                             FEDERAL SIGNAL CORPORATION
                                          401(K) RETIREMENT PLAN


                                          By: /s/ Robert D. Welding
                                              ----------------------------------
                                              Robert D. Welding
                                              Plan Administrative Committee


                                          By: /s/ Jennifer L. Sherman
                                              ----------------------------------
                                              Jennifer L. Sherman
                                              Plan Administrative Committee


                                          By: /s/ Paul J. Wittig
                                              ----------------------------------
                                              Paul J. Wittig
                                              Plan Administrative Committee

                                 EXHIBIT INDEX


  Exhibit
    No.               Description
  -------             -----------

   23.1               Consent of Independent Auditors

   23.2               Consent of Independent Auditors